UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 8 February 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Issued by Harmony Gold
Mining Company Limited
8 February 2013
For more details contact:
Henrika Basterfield
Investor Relations Officer
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Investor Relations Officer
+27 (0) 82 888 1242 (mobile)
Henrika Basterfield
Investor Relations Officer
+27 (0) 82 759 1775 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Harmony’s discussions with unions ongoing
Johannesburg, Friday, 8 February 2013. Harmony Gold Mining Company Limited
(‘Harmony’ or the ‘Company’) advises that meetings were held on the 6 th
and 7
th
of
February 2013 in terms of section 189 of the Labour Relations Act, 66 of 1995 ("LRA")
between Harmony and its Kusasalethu employees represented by the Association of
Mineworkers and Construction Union (AMCU), the National Union of Mineworkers (NUM),
Solidarity and UASA (collectively referred to as “the Unions”).

The draft agreement containing the conditions under which the mine could be re-opened was discussed. Another meeting has been scheduled for Monday, 11 February 2013.

The temporary closure of Kusasalethu due to safety and security reasons remains in place.

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 8, 2013
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director